# Gridwater Financial Statements

*As of 4/30/2026 (unaudited)*

## INCOME STATEMENT

| | |
|---|---|
| Total Revenue | 0 |
| Expenses | |
|   Wages Total | 0 |
|   Admin Expenses | 0 |
|   Vehicle R&M | 0 |
|   Fuel | 0 |
|   Telemetrics | 0 |
|   Legal and FS Audit | 0 |
|   Disposal | 0 |
|   Rent | 0 |
|   Insurance | 0 |
| Expenses | 0 |
| EBITDA | 0 |
|   Interest | 0 |
|   Taxes | 0 |
|   Bonus Depreciation | 0 |
| Net Income | 0 |

## CASH FLOW STATEMENT

| | |
|---|---|
| Net Income | 0 |
| Bonus Depreciation | 0 |
| Project Cost | 0 |
| Equity | 0 |
| Debt Assumed | 0 |
| Dept Repayment | 0 |
| Distributions Paid to Investors | 0 |
| Change in Cash | 0 |
| Cash Beginning | 0 |
| Change in Cash | 0 |
| Cash Ending | 0 |

## BALANCE SHEET

### Assets

| | |
|---|---|
| Cash | 0 |
| Fixed Assets | 0 |
|   Less Accumulated Depr | 0 |
|   Net Fixed Assets | 0 |
| Total Assets | 0 |

### Liabilities

| | |
|---|---|
| Loans Payable | 0 |

### Equity

| | |
|---|---|
| Initial Capital | 0 |
| Retained Earnings | 0 |
| Total Liab and Equity | 0 |